                                                                    EXHIBIT 12.1

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

DYNEGY INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ($ IN 000'S)
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                                                               QUARTER                     YEARS ENDED DECEMBER 31,
                                                                ENDED      -------------------------------------------------------
                                                              31-MAR-98       1997        1996        1995        1994      1993
                                                              ---------    --------    --------     --------    --------  --------
Computation of Earnings:
  Pre-tax income (loss) from continuing operations            $  12,339   $(149,895)  $ 169,645    $  65,234    $ 44,105  $ 46,776
  Undistributed income from equity investees                      2,744       4,073      21,729        9,169       3,803        --
                                                               --------    --------    --------     --------    --------  --------
     Computed Earnings (Loss)                                     9,595    (153,968)    147,916       56,065      40,302    46,776
                                                               --------    --------    --------     --------    --------  --------
Fixed Charges:
  Interest costs:
     Expensed                                                    16,005      63,455      46,202       34,475       1,114       642
     Capitalized                                                  1,036       8,800       1,200        1,028          --        --
Amortization of financing costs                                     287         943         772        1,132       1,267     1,130
Other                                                                --          --         203           --          --        --
Amortization of Premium                                          (1,454)     (6,768)     (4,892)      (3,216)         --        --
Minority interest in income of a subsidiary                       4,158       9,841          --           --          --        --
Rental expense representative of interest factor                  4,708      13,572       4,171        3,719         955       801
                                                               --------    --------    --------     --------    --------  --------
  Total Fixed Charges                                            24,740      89,843      47,656       37,138       3,336     2,573
                                                               --------    --------    --------     --------    --------  --------

Earnings Before Income Taxes and Fixed Charges                $  33,299   $ (72,925)  $ 194,169    $  92,175   $  43,638 $  49,349
                                                               ========    ========    ========     ========    ========  ========
Ratio of Earnings to Fixed Charges                                 1.35          (a)       4.07         2.48       13.08     19.18
                                                               ========    ========    ========     ========    ========  ========
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(a)  Earnings are inadequate to cover fixed charges for the year ended December
     31, 1997, by approximately $72.9 million.


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